Filed Pursuant to Rule 424(b)(5)
Registration No. 333-287753

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus Supplement dated June 3, 2025)

(to Prospectus dated June 3, 2025)

Up to $50,000,000

Common Stock

This prospectus supplement no. 1 (this supplement”) amends, supplements and updates the prospectus supplement (the “prospectus supplement”) and the accompanying prospectus dated June 3, 2025, relating to the offer and sale from time to time of shares of our common stock, having an aggregate offering price of up to $50,000,000 through Janney Montgomery Scott LLC (“Janney”) and Scotia Capital (USA) Inc. (“Scotia” and Scotia together with Janney, the “sales agents” and each individually, a “sales agent”), as our agents under an “at the market offering” distribution agreement dated June 3, 2025 (the “distribution agreement”). The distribution agreement provides that, in addition to the issuance and sale of common stock by us through the sales agents acting as sales agents or directly to the sales agents acting as principals, we also may enter into forward sale agreements, between us and affiliates of each sales agent. We refer to these affiliated entities, when acting in such capacity, as forward purchasers. In connection with each such forward sale agreement, and subject to the terms and conditions of the distribution agreement, the relevant forward purchaser will, at our request, borrow from third parties and, through the relevant sales agent, sell a number of shares of our common stock equal to the number of shares of our common stock that will underlie such forward sale agreement to hedge its exposure under such forward sale agreement. We refer to the sales agents, when acting as agents for the forward purchasers, as the forward sellers. In no event will the aggregate number of shares of our common stock sold through the sales agents, each as an agent for us, as principal and as a forward seller, under the distribution agreement have an aggregate sales price in excess of $50,000,000. The offering of common stock pursuant to the distribution agreement will terminate upon the earlier of (1) the sale, under the distribution agreement, of shares of our common stock with an aggregate sales price of $50,000,000, and (2) the termination of the distribution agreement, pursuant to its terms, by either all of the sales agents or us.

We and Janney mutually agreed pursuant to a partial notice of termination, dated February 19, 2026 (the “Termination”), that as of the date thereof, Janney would no longer participate as a sales agent or forward purchaser under the distribution agreement. We then entered into an amendment (the “Amendment”) to the distribution agreement on February 19, 2026, with Scotia and with Huntington Securities, Inc. (“Huntington”). This supplement is being filed to reflect the Termination and the Amendment. Accordingly, each reference to the term “sales agent”, “sales agents”, “principal”, “forward seller”, “forward purchaser”, “Agent”, or “Agents” in the prospectus supplement is hereby amended to include Huntington in its capacity as sales agent and to remove Janney in its capacity as sales agent. Each reference to the term “distribution agreement” in the prospectus supplement is hereby amended to refer to the distribution agreement as amended by the Amendment.

We will not initially receive any proceeds from the sale of borrowed shares of our common stock by a forward seller. In the event of full physical settlement of each forward sale agreement (by delivery of our common stock) with the relevant forward purchaser on one or more dates specified by us on or prior to the maturity date of the relevant forward sale agreement, we expect to receive aggregate cash proceeds equal to the product of the initial forward sale price under such forward sale agreement and the number of shares of our common stock underlying such forward sale agreement, subject to the price adjustment and other provisions of such forward sale agreement. If, however, we elect to cash settle or net share settle a forward sale agreement, we may not receive any proceeds (in the case of cash settlement) or will not receive any proceeds (in the case of net share settlement), and we may owe cash (in the case of cash settlement) or shares of our common stock (in the case of net share settlement) to the relevant forward purchaser.

The shares of our common stock will be offered at market prices prevailing at the time of sale in “at the market offerings,” as defined in Rule 415 of the Securities Act of 1933, as amended. We will submit orders to only one sales agent or one forward seller, as the case may be, relating to the sale of shares of our common stock on any given day. Subject to the terms and conditions of the distribution agreement, the sales agents, forward sellers or forward purchasers have agreed to use their commercially reasonable efforts consistent with their respective normal trading and sales practices to sell on our behalf all of the designated shares.

As of the date of this supplement, we have sold approximately 27,620 shares of our common stock under the distribution agreement for proceeds before commissions of approximately $1.5 million, leaving approximately $48.5 million available to be offered by this supplement, the prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “UTL”. The last reported sale price of our common stock on the NYSE on February 17, 2026 was $52.91 per share.

Investing in our common stock involves significant risks. You should review carefully the “Risk Factors” on page S-8 of the prospectus supplement, and in the documents incorporated by reference into the prospectus supplement and accompanying base prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Huntington Capital Markets	Scotiabank

The date of this prospectus supplement is February 19, 2026.